Exhibit 99.2

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars)

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	July 31, 2025 $	April 30, 2025 $
ASSETS
Current assets
Cash		4,897	10,665
Amounts receivable, net		1,815	4,115
Taxes receivable		253	143
Inventory		524	2,095
Unbilled revenue		532	548
Assets held for sale	2	27,538	—
Prepaid expenses		699	1,188
		36,258	18,754
Restricted cash		127	126
Deposit on equipment		25	502
Property and equipment	5, 8	4,338	15,762
Intangible assets	6	—	1,067
Goodwill		—	8,230
Total assets		40,748	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	3,275	5,283
Liabilities held for sale	2	12,229	—
Deferred revenue		777	1,090
Income taxes payable	2	—	475
Leases	8	413	1,850
Deferred acquisition payments		—	314
		16,694	9,012
Leases	8	3,311	11,553
Deferred income tax liability	2	—	250
Total liabilities		20,005	20,815
SHAREHOLDERS' EQUITY
Share capital	9	136,322	136,371
Contributed surplus	9	12,888	12,833
Accumulated other comprehensive income		3,286	3,216
Accumulated deficit		(131,753)	(128,794)
		20,743	23,626
Total liabilities and shareholders’ equity		40,748	44,441

Approved and authorized on behalf of the Board of Directors on September 15, 2025

“Jon Lieber” Director “Dirk Witters” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands, except share data)	Note	2025 $	2024 $
REVENUE		3,161	2,473
COST OF SALES		1,634	1,463
GROSS PROFIT		1,527	1,010
EXPENSES
Research and development		1,049	1,489
Sales and marketing		1,343	539
General and administrative		3,294	3,354
Amortization of intangible assets	6	—	502
		5,686	5,884
Loss before other income (expenses) and income taxes		(4,159)	(4,874)
OTHER INCOME (EXPENSES)
Grant income	13	6	138
Interest, accretion and other income		5	(2)
Unrealized foreign exchange loss		(31)	(140)
		(20)	(4)
Loss before income taxes and discontinued operations		(4,179)	(4,878)
Income taxes	2	91	666
NET LOSS FROM CONTINUING OPERATIONS		(4,088)	(4,212)
NET INCOME FROM DISCONTINUED OPERATIONS	2	1,129	213
NET LOSS FOR THE PERIOD		(2,959)	(3,999)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		70	519
COMPREHENSIVE LOSS FOR THE PERIOD		(2,889)	(3,480)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED		(0.09)	(0.16)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED		0.02	0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		46,154,118	27,132,355

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2024	26,944,500	119,773	12,387	2,078	(98,560)	35,678
Shares issued pursuant to ATM	357,760	491	—	—	—	491
Share-based expense	—	—	165	—	—	165
Comprehensive loss for the period	—	—	—	519	(3,999)	(3,480)
Balance, July 31, 2024 (Note 2)	27,302,260	120,264	12,552	2,597	(102,559)	32,854

Balance, April 30, 2025	46,154,118	136,371	12,833	3,216	(128,794)	23,626
Shares issued pursuant to ATM	—	(49)	—	—	—	(49)
Share-based expense	—	—	55	—	—	55
Comprehensive loss for the period	—	—	—	70	(2,959)	(2,889)
Balance, July 31, 2025	46,154,118	136,322	12,888	3,286	(131,753)	20,743

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands)	Note	2025 $	2024 $
Operating activities:			(Note 2)
Net loss for the period		(2,959)	(3,999)
Items not affecting cash:
Amortization and depreciation	5, 6	942	1,396
Deferred income taxes		—	(645)
Accretion		—	3
Foreign exchange		41	155
Share-based expense	9, 10	55	165
		(1,921)	(2,925)
Changes in non-cash working capital related to operations:
Amounts receivable		(850)	1,274
Inventory		(84)	299
Unbilled revenue		(627)	(400)
Prepaid expenses		(329)	(293)
Accounts payable and accrued liabilities	10	(986)	530
Sales and income taxes payable and receivable		279	(249)
Deferred revenue		305	(59)
Net cash used in operating activities		(4,213)	(1,823)
Investing activities:
Purchase of property and equipment	5	(282)	(263)
Deferred acquisition payments		(312)	—
Net cash used in investing activities		(594)	(263)
Financing activities:
Proceeds on share issuance, net of transaction costs	9	(48)	491
Repayment of leases	8	(323)	(394)
Debenture		—	2,599
Net cash used in financing activities		(371)	2,696
Increase (decrease) in cash during the period		(5,178)	610
Cash included in asset held for sale		(646)	—
Foreign exchange		57	(155)
Cash – beginning of the period		10,791	3,545
Cash – end of the period		5,024	4,000
Cash is comprised of:
Cash		4,897	3,913
Restricted cash		127	87
		5,024	4,000
Cash paid for interest		—	—
Cash paid for income tax		—	—
Cash from discontinued operations:
Net cash used in operating activities		754	990
Net cash used in investing activities		(100)	(189)
Net cash used in financing activities		(359)	(314)

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

MindWalk Holdings Corp. (the "Company" or “MindWalk”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the Nasdaq Capital Market (“Nasdaq”) under the trading ticker symbol “HYFT.” The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025. The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is Industrious 823 Congress Ave Suite 300 Austin, Texas 78701.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $3.0 million for the three months ended July 31, 2025, and has accumulated a deficit of $131.8 million as of July 31, 2025. The Company had $5.0 million cash on hand as of July 31, 2025. The Company expects its cash on hand as of July 31, 2025, will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

On August 6, 2025, the Company completed the sale of its IPA Europe B.V. to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12 million USD. The transaction generated $11.7 million USD in net proceeds. The divestiture included the purchase of the net assets of IPA Europe B.V., including the Oss and Utrecht locations.

2.
BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES
(a)
Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended April 30, 2025 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year and for discontinued operations. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors on September 15, 2025.

(b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries, using their historical names, which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - July 31, 2025 and April 30, 2025	Country of Incorporation	Functional Currency
MindWalk Biologics	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	U.S. dollar
Talem Therapeutics LLC ("Talem")	100%	USA	U.S. dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
MindWalk B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(e)
Divestiture Classified as Held for Sale

On December 10, 2024, the Company's announced its intent to divest IPA Europe B.V. which represents the Company's Oss and Utrecht operation, located in the Netherlands.

As of July 31, 2025, management determined that the disposal group met the criteria for classification as held for sale under [IFRS 5 Non-current Assets Held for Sale and Discontinued Operations].

Accordingly, the assets and liabilities of IPA Europe B.V. are presented separately in the consolidated statement of financial position as “Assets held for sale” and “Liabilities held for sale.”

The carrying amounts are as follows:

(in thousands)
ASSETS
Current assets
Cash	643
Amounts receivable, net	3,071
Inventory	1,665
Unbilled revenue	646
Prepaid expense	817

Deposit on equipment	486
Property and equipment	10,958
Intangible assets	963
Goodwill	8,289
Total assets	27,538
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,047
Deferred revenue	723
Income taxes payable	1,030
Leases	9,429

Total liabilities	12,229

Net Assets Held for Sale	15,309

The divestiture is measured at the lower of carrying amount and fair value less costs of sell. As of July 31, 2025, no impairment loss has been recognized.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(f)
Discontinued Operations

The following table summarizes the major classes of line items included in income from discontinued operations, net of tax, as a result of the divestiture of IPA Europe and reclassification to discontinued operations:

	Three months ended July 31,
(in thousands, except share data)	2025 $	2024 $
REVENUE	4,480	2,790
COST OF SALES	1,976	1,444
GROSS PROFIT	2,504	1,346
EXPENSES
Research and development	115	153
Sales and marketing	117	179
General and administrative	778	809
Amortization of intangible assets	109	104
	1,119	1,245
Income before other income (expenses) and income taxes	1,385	101
OTHER INCOME (EXPENSES)
Grant income	6	8
Interest, accretion and other income	—	—
Unrealized foreign exchange loss	(1)	(6)
	5	2
Income before income taxes	1,390	103
Income taxes	(260)	110
NET INCOME FROM DISCONTINUED OPERATIONS	1,130	213

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We adopted these amendments in our first fiscal quarter ending July 31, 2024, with no impact noted to our classification of liabilities.

Standards not yet adopted

IFRS 18

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2025.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2024	229	21	15,144	165	307	5,143	31	21,040
Additions	12	22	210	207	20	812	79	1,362
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	40	2	820	18	9	300	—	1,189
Balance, April 30, 2025	281	45	16,174	291	336	6,255	110	23,492
Additions	7	—	—	—	—	235	12	254
Reclassified assets held for sale	(127)	(38)	(12,733)	—	(147)	(4,350)	—	(17,395)
Disposals	—	—	—	(32)	—	—	—	(32)
Foreign exchange	3	1	92	2	1	57	—	156
Balance, July 31, 2025	164	8	3,533	261	190	2,197	122	6,475

Accumulated Depreciation:
Balance, April 30, 2024	146	6	1,831	112	102	2,147	—	4,344
Depreciation	66	8	1,922	67	65	788	—	2,916
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	11	—	158	7	3	390	—	569
Balance, April 30, 2025	223	14	3,911	87	170	3,325	—	7,730
Reclassified assets held for sale	(116)	(14)	(3,692)	—	(67)	(2,548)	—	(6,437)
Depreciation	13	2	502	13	17	286	—	833
Disposals	—	—	—	(32)	—	—	—	(32)
Foreign exchange	—	1	24	—	—	18	—	43
Balance, July 31, 2025	120	3	745	68	120	1,081	—	2,137

Net Book Value:
April 30, 2025	58	31	12,263	204	166	2,930	110	15,762
July 31, 2025	44	5	2,788	193	70	1,116	122	4,338

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the three months ended July 31, 2025, and the year ended April 30, 2025, are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Total $
Cost:
Balance, April 30, 2024	33	30,718	7,926	136	38,813
Impairments and disposals	—	(21,184)	(163)	—	(21,347)
Foreign exchange	—	1,435	560	10	2,005
Balance, April 30, 2025	33	10,969	8,323	146	19,471
Reclassified assets held for sale	—	(4,327)	(8,080)	(146)	(12,553)
Foreign exchange	—	49	2	—	51
Balance, July 31, 2025	33	6,691	245	—	6,969

Accumulated Amortization:
Balance, April 30, 2024	33	7,366	7,722	136	15,257
Amortization	—	1,895	53	—	1,948
Foreign exchange	—	641	548	10	1,199
Balance, April 30, 2025	33	9,902	8,323	146	18,404
Amortization	—	104	—	—	104
Reclassified assets held for sale	—	(3,364)	(8,080)	(146)	(11,590)
Foreign exchange	—	49	2	—	51
Balance, July 31, 2025	33	6,691	245	—	6,969

Net Book Value:
April 30, 2025	—	1,067	—	—	1,067
July 31, 2025	—	—	—	—	—

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

7.
CONVERTIBLE DEBENTURES

On July 16, 2024 YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures were convertible into common shares of the Company (the “Common Shares”). The sale and issue of the first tranche consists of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024, with a maturity date of July 16, 2025. The sale and issue of the second tranche consisted of an U.S.$1.0 million principal amount of Convertible Debentures and was completed on August 16, 2024.

In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

During the year ended April 30, 2025, the Company completed the complete conversions of both tranches.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

8.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

Total cash outflow for leases during the three months ended July 31, 2025, was $0.3 million (2024 - $0.4 million).

(in thousands)	$
2025	481
2026	638
2027	631
2028	631
2029	583
More than 5 years	1,780
Total minimum lease payments	4,744
Less: imputed interest	(1,020)
Total present value of minimum lease payments	3,724
Less: Current portion	(413)
Non-current portion	3,311

The nature of the Company’s leases by type of right-of-use asset as at July 31, 2025, is as follows:

Right-of-use assets

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	3.4 - 8.4 years	6.3 years	1	—	3	3
Lab equipment	2	4.5 - 4.5 years	2.3 years	—	2	2	2
Automobiles	4	1.4 - 4.3 years	3.5 years	—	—	4	4

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The changes in the value of right-of-use assets during the three months ended July 31, 2025, and the year ended April 30, 2024, are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2024	15,144	165	—	15,309
Additions	210	207	578	995
Disposals	—	(99)	—	(99)
Foreign exchange	820	18	—	838
Balance, April 30, 2025	16,174	291	578	17,043
Additions	—	—	161	161
Reclassified assets held for sale	(12,733)	—	—	(12,733)
Disposals	—	(32)	—	(32)
Foreign exchange	92	2	—	94
Balance, July 31, 2025	3,533	261	739	4,533

Accumulated Depreciation:
Balance, April 30, 2024	1,831	112	—	1,943
Depreciation	1,922	67	13	2,002
Disposals	—	(99)	—	(99)
Foreign exchange	158	7	—	165
Balance, April 30, 2025	3,911	87	13	4,011
Reclassified assets held for sale	(3,692)	—	—	(3,692)
Depreciation	502	13	21	536
Disposals	—	(32)	—	(32)
Foreign exchange	24	—	—	24
Balance, July 31, 2025	745	68	34	847

Net Book Value:
April 30, 2025	12,263	204	565	13,032
July 31, 2025	2,788	193	705	3,686

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the three months ended July 31, 2025, and 2024 are as follows:

(in thousands)	2025 $	2024 $
Leases of low value assets	6	3
Variable lease payments	125	125
	131	128

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

9.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2024 Transactions

During the year ended April 30, 2024, the Company issued 1,265,000 common shares in an underwritten public offering, including 165,000 common shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each common share, before the underwriter's discount and commissions, was U.S.$1.00.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility with Clear Street LLC ("ATM Facility"), replacing its previous at-the-market equity offering facility with Jefferies LLC, which was terminated on February 1, 2024. An Open Market Sales Agreement ("ATM Agreement") was entered into with Clear Street LLC, as sole sales agent ("Agent") on February 23, 2024. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On February 23, 2024, in connection with the ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to U.S.$60.0 million. On July 29, 2024, the Company filed an amendment to the prospectus supplement to reduce the aggregate gross sales price of Common Shares under the Clear Street ATM Facility to U.S.$8.8 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all other cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM Facility. During the year ended April 30, 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million.

2025 Transactions

During the year ended April 30, 2025, the Company issued 13,315,850 Common Shares under the ATM Facility with proceeds net of commissions of $12.2 million.

During the year ended April 30, 2025, the Company issued 5,893,768 common shares with a value of U.S.$3.0 million pursuant to the conversion of U.S.$3.0 million principal balance of convertible debentures.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

c)
Options

The following table summarizes stock option awards during the three months ended July 31, 2025, and the year ended April 30, 2025, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
8/3/2024	799,767	0.86	Officers and employees	0.86	0%	77%	3.68%	10 years	$0.7 million
(1)
Vesting conditions are as follows: one-fourth one year from hire date; one thirty-sixth each month after hire date.
(2)
Priced in U.S.$

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019, to the option grant date.

During the three months ended July 31, 2025, the Company has recorded $0.1 million (2024 - $0.1 million) of share-based payments expense.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the three months ended July 31, 2025, and the year ended April 30, 2025, are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2024 (outstanding)	1,521,367	7.17	3.47
Granted	799,767	1.22	—
Expired	(159,021)	3.80	—
Forfeited	(234,188)	1.10	—
Balance, April 30, 2025 (outstanding)	1,927,925	5.69	4.45
Granted	—	—	—
Expired	(43,558)	1.75	—
Forfeited	—	—	—
Balance, July 31, 2025 (outstanding)	1,884,367	5.66	4.22
Unvested	(653,111)	1.25	8.80
Exercisable, July 31, 2025	1,231,256	7.99	1.79

Details of the options outstanding as at July 31, 2025, are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 1, 2025	8.50	0.09	220,000	-	220,000
January 6, 2026	20.30	0.44	134,000	-	134,000
January 2, 2026	6.89	0.42	5,650	-	5,650
January 7, 2027	7.94	1.44	235,000	-	235,000
January 13, 2027	8.30	1.45	16,000	-	16,000
May 15, 2027	5.79	1.79	64,000	-	64,000
February 19, 2027(2)	5.61	1.56	7,265	-	7,265
February 19, 2028(2)	5.61	2.56	471,452	-	471,452
January 19, 2034(3)	2.02	3.47	60,000	17,778	42,222
January 4, 2033(4)	2.01	7.44	8,000	3,167	4,833
January 23, 2033(4)	2.01	7.49	8,000	3,167	4,833
March 1, 2033(4)	2.01	7.59	8,000	3,500	4,500
April 2, 2033(4)	2.01	7.68	4,000	1,833	2,167
May 8, 2033(4)	2.01	7.78	4,000	1,917	2,083
June 11, 2033(4)	2.01	7.87	8,000	4,000	4,000
August 8, 2033(4)	2.01	8.03	4,000	2,167	1,833
November 13, 2033(4)	2.01	8.29	8,000	4,833	3,167
January 1, 2034(4)	2.01	8.43	12,000	7,750	4,250
February 1, 2034(4)	2.01	8.51	4,000	2,667	1,333
February 19, 2034(4)	2.01	8.56	8,000	5,333	2,667
August 2, 2034(4)	1.18	9.01	595,000	595,000	—
	5.66	4.22	1,884,367	653,111	1,231,256
(1)
Exercise price of U.S. $4.10. The figure in the table above is translated at the July 31, 2025, rate.
(2)
Exercise price of U.S. $1.48. The figure in the table above is translated at the July 31, 2025, rate.
(3)
Exercise price of U.S. $1.47. The figure in the table above is translated at the July 31, 2025, rate.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

d)
Finder’s Warrants

There were no changes in the finder's warrants during the three months ended July 31, 2025. Details of the finder’s warrants outstanding as at July 31, 2025, are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2024	186,761	16.44	2.62
Issued	—	—	—
Balance, April 30, 2025	186,761	17.02	1.62
Exercised	—	—	—
Balance, July 31, 2025	186,761	16.43	1.38

Details of the finder's warrants outstanding as at April 30, 2024 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	23.00	0.51	130,111
December 8, 2028(2)	1.37	3.37	56,650
(1)
Exercise price of U.S. $16.81. The figure in the table above is translated at the July 31, 2025, rate.
(2)
Exercise price of U.S. $1.00. The figure in the table above is translated at the July 31, 2025, rate.

e)
Restricted Stock Units

The following table summarizes the activity related to the Company's RSUs for the year ended April 30, 2025. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of July 31, 2025:

	Number of Restricted Stock Units #	Weighted average grant date fair value $
Balance, April 30, 2024	—	—
Granted	46,000	0.42
Balance, April 30, 2025	46,000	0.42
Granted	—	—
Balance, April 30, 2025 (outstanding)	46,000	0.42
Unvested	(42,806)	0.42
Vested and outstanding, July 31, 2025	3,194	0.42

10.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three months ended July 31, 2025, and 2024 are detailed below:

(in thousands)	2025 $	2024 $
Wages, salaries	1,864	1,964
Employee benefits	259	193
Payroll taxes	98	59
Severance	—	—
Share-based payments	55	146
	2,276	2,362

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

11.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Joseph Scheffler, Interim CFO; Kristin Taylor, former CFO; Dr. Ilse Roodink, Chief Scientific Officer. During the three months ended July 31, 2025, and 2024, the compensation for key management is as follows:

(in thousands)	2025 $	2024 $
Salaries and other short-term benefits	2,109	505
Severance (included in salaries)	—	—
Share-based payments	36	108
Director compensation (included in salaries)	54	84
	2,199	697

At July 31, 2025, included in accounts payable and accrued liabilities is nil (April 30, 2024 - $1.2 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

12.
COMMITMENTS

The share purchase agreement related to the acquisition of MindWalk BV includes contingent earnout payments based on 20% of the adjusted EBITDA of MindWalk BV, as defined in the share purchase agreement, over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

As of July 31, 2025, the Company has not incurred any related earnout payments and the unpaid commitment related to the MindWalk BV earnout is €12.0 million.

13.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a 6 thousand round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the three months ended July 31, 2025, the Company recorded €0.1 million in grant income related to this funding.

14.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At July 31, 2025, and April 30, 2024, the Company has one reportable segment, being antibody discovery and related services.

The Company’s revenues are allocated to geographic regions for the three months ended July 31, 2025, and 2024 as follows:

	Three months ended July 31,
(in thousands)	2025 $	2024 $
United States of America	2,449	2,339
Europe	520	126
Canada	174	—
Australia	18	—
Other	—	8
	3,161	2,473

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The Company’s revenues are allocated according to revenue types for the three months ended July 31, 2025, and 2024 as follows:

	Three months ended July 31,
(in thousands)	2025 $	2024 $
Project revenue	3,126	2,437
Product sales revenue	2	2
Cryostorage revenue	33	34
	3,161	2,473

The Company’s non-current assets are allocated to geographic regions as of July 31, 2025, and April 30, 2024 as follows:

	July 31, 2025 $	April 30, 2025 $
North America - Corporate	83	80
North America	4,160	4,167
Belgium	247	268
Netherlands	—	21,172
	4,490	25,687

Geographic segmentation of the Company’s net income (loss) for the three months ended July 31, 2025, and 2024 is as follows:

	Three months ended July 31,
(in thousands)	2025 $	2024 $
North America - Corporate	(2,810)	(2,587)
North America	307	(126)
Belgium	(1,781)	(1,604)
Netherlands	1,325	318
	(2,959)	(3,999)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three months ended July 31, 2025, and 2024 is as follows:

	Three months ended July 31,
Interest and accretion (in thousands)	2025 $	2024 $
North America - Corporate	—	5
North America	59	57
Belgium	—	4
Netherlands	—	—
	59	66

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

	Three months ended July 31,
Amortization and depreciation (in thousands)	2025 $	2024 $
North America - Corporate	1	2
North America	181	167
Belgium	19	522
Netherlands	—	—
	201	691

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

15.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	July 31, 2025 $	July 31, 2024 $
Acquisition of building and equipment by lease	161	—

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2025 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Assets held for sale $	Foreign exchange movements and change in estimates $	July 31, 2025 $
Deferred acquisition payments	314	—	—	(312)	—	(2)	—
Leases	13,403	(323)	—	—	(9,429)	73	3,724
Total	13,717	(323)	—	(312)	(9,429)	71	3,724

			Non-cash changes
(in thousands)	April 30, 2024 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2024 $
Deferred acquisition payments	284	—	—	—	3	5	292
Leases	13,680	(394)	—	—	—	215	13,501
Total	13,964	(394)	—	—	3	220	13,793

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

16.
SUBSEQUENT EVENTS

On August 6, 2025, the Company completed the sale of its IPA Europe B.V. to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12 million USD. The transaction generated $11.7 million USD in net proceeds. The divestiture included the purchase of the net assets of IPA Europe B.V., including the Oss and Utrecht locations.

The impact of this transaction will be reflected in the Company’s consolidated financial statements for the fiscal year ending April 30, 2026, subject to the customary post-closing adjustments. The final amount of the gain or loss has not yet been determined as the purchase price adjustments are ongoing.

Management has evaluated this transaction and concluded that it represents a subsequent event, as the divestiture closed after the period ending July 31, 2025. An adjustment for Assets Held for Sale has been made to the consolidated financial statements as of and for the period ended July 31, 2025.

On September 3, 2025, ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), ImmunoPrecise Antibodies Ltd. and its subsidiaries (BioStrand and Talem) announced a unification under a single corporate brand, MindWalk, and a change of its Nasdaq ticker symbol to HYFT.